MAINSTAY VP FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

February 17, 2021

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the Schedule 14A filing (the “Proxy Statement”) for MainStay Funds Trust (the “Registrant”) (SEC File Nos. 002-86082 and 811-03833-01)

Dear Mr. Cowan:

This letter responds to comments provided by you on February 10, 2021 with respect to the Proxy Statement. The Proxy Statement was filed with the Securities and Exchange Commission on February 5, 2021 and relate to MainStay VP Small Cap Core Portfolio. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Proxy Statement, except as otherwise defined herein.

Comment 1: As the meeting will be held telephonically, please confirm that all the requirements for virtual meetings will be complied with.

Response: We confirm that the virtual meeting will comply will all necessary requirements.

Comment 2: Disclose the status of the current subadvisory agreement with MacKay Shields LLC.

Response: MacKay Shields LLC remains the current subadvisory to the Portfolio. We believe that this is already indicated in the following sentence:

Proposal One corresponds to the repositioning (the “Repositioning”) of the Portfolio, currently subadvised by MacKay Shields LLC (“MacKay”).

Comment 3: Is there another choice as to how to participate in the meeting other than telephonically?

Response:     There is no other option to participate in the meeting.

Comment 4: In the section entitled “Introduction”, include a brief description of the Reorganization.

Response:    We have revised this disclosure as requested.

Comment 5: In the section relating to Board considerations of Proposal 1, disclose any factors that the Board considered that were adverse to the proposal.

Response:     We respectfully decline to make any changes in response to this comment. We note that any factors that the Board considered that were adverse to Proposal 1 are disclosed. For example, the disclosure notes the Board “considered the existence of a strategic partnership between New York Life Investments and Wellington that relates to certain current and future products that represented a conflict of interest associated with New York Life Investments’ recommendation to approve the Repositioning and the Proposed New Subadvisory Agreement.”

Comment 6: In the section relating to Board considerations of Proposal 1, explain what is meant by “estimated total ordinary operating expenses”. List any exclusions.

Response:     We note that “estimated total ordinary operating expenses” refers to the Portfolio’s estimated total annual operating expenses and have revised the disclosure accordingly.

Comment 7: Please identify any portfolios managed by Wellington that have investment strategies similar to those of the Portfolio and include the information required by Item 22(c)(10).

Response: Wellington does not subadvise or advise any other mutual funds that have an investment objective similar to that of the Portfolio. We have revised disclosure elsewhere in the Proxy to be consistent with this statement.

Comment 8: In the section relating to Board considerations of Proposal 1, please explain any unique qualifications or expertise that Wellington has with respect to the strategies to be implemented by the Repositioning.

Response:     We respectfully decline to make any changes in response to this comment. We note that it is disclosed that the Board evaluated Wellington’s “experience in providing investment advisory services” and “experience in serving as advisor or subadvisor to other funds with similar strategies as those of the Portfolio, as repositioned.”

Comment 9: In the section relating to Board considerations of Proposal 1, please include the performance history of Wellington that formed the Board's conclusion.

Response:     We respectfully decline to make any changes in response to this comment. We note that it is disclosed that the Board evaluated “the performance track record of those funds” advised or subadvised by Wellington with similar strategies as those of the Portfolio, as repositioned.

Comment 10: In the section relating to Board considerations of Proposal 1, please revise disclosure to include the Board’s considerations as to the management fee and subadvisor fee.

Response:     We respectfully decline to make any changes in response to this comment. We believe that the disclosure provides in reasonable detail the Board’s considerations as to the management fee and subadvisory fee with respect to the basis for the Board’s recommendation to approve the Proposed New Subadvisory Agreement.

Comment 11: In the section relating to Board considerations of Proposal 1, disclose whether the Board considered whether the Portfolio should benefit from any reduction in costs due to the lower sub-advisory fees.

Response:     We respectfully decline to make any changes in response to this comment. We believe that the disclosure provides in reasonable detail the Board’s considerations as to the subadvisory fee with respect to the basis for the Board’s recommendation to approve the Proposed New Subadvisory Agreement.

Comment 12: In the section relating to Board considerations of Proposal 1, explain the reference to the “Portfolio’s proposed expense structure” in the discussion relating to economies of scale. Is the Portfolio’s proposed expense structure described elsewhere?

Response:     We respectfully decline to make any changes in response to this comment. We note that the Portfolio’s proposed expense structure includes the Portfolio’s proposed management fee and any fee waivers or expense reimbursements and that this structure is disclosed in the section entitled “Management Agreement.”

Comment 13: In the section related to Proposal 1, can’t all of this be part of the earlier discussion? Why have two discussions on Proposal 1.

Response: The discussion related to Board considerations of Proposal 1 was inadvertently inserted into an earlier portion of the Proxy Statement. We have corrected that disclosure.

Comment 14: In the section relating to Board considerations of Proposal 1, as subadvisory fees are paid by New York Life Investments and not the Portfolio, please disclose how this impacts shareholders (e.g., lower fund fees). If lower subadvisory fees will not be passed on to shareholder's in the form of lower funds fees, this should be disclosed.

Response:     We have revised disclosure in the section entitled “What are the Terms of the Proposed New Subadvisory Agreement” accordingly.

Comment 15: We do not understand where there are two discussions of Board considerations for Proposal 1. Should they be combined? Also, there are two sections regarding the Board’s conclusion. Will the Board considerations found earlier in the Proxy Statement be inserted here?

Response: The discussion related to Board considerations of Proposal 1 was inadvertently inserted into an earlier portion of the Proxy Statement. We have corrected that disclosure.

Comment 16: Please explain what is meant by the statement that Wellington “will share a portion of any contractual or voluntary expense cap reimbursement of fee waivers implemented by New York Life Investments with respect to the Portfolio”.

Response:     We have revised this disclosure as requested.

Comment 17: Please provide disclosure required by Item 22(c)(9)(iii).

Response:     We have revised this disclosure as requested.

Comment 18: Under the question entitled “Were there any Other Changes Approved by the Board in Connection With the Approval of the Proposed New Subadvisory Agreement?”, consider include a cross reference to the discussion regarding repositioning costs.

Response:     We have revised this disclosure as requested.

Comment 19: In the section entitled “More about Wellington”, we note you state that Wellington does not subadvise or advise any other mutual funds that have an investment objective similar to that of the Portfolio. This appears to contradict the disclosure in the section related to Board considerations related to Proposal 1. Please reconcile.

Response:     We have revised this disclosure as requested.

Comment 20: Under the section entitled “Brokerage Commissions on Portfolio Transactions” update the disclosure related to any fees paid by the Portfolio to Wellington, its affiliated persons or any affiliated person of such person for the fiscal year ended December 31, 2020.

Response:     We have revised this disclosure as requested.

Comment 21: Under the section entitled “Expenses in Connection with the Repositioning”, include disclosure responsive to Item 22(c)(14), if applicable.

Response: We have revised this disclosure as requested.

Comment 22: Under the section entitled “Expenses in Connection with the Repositioning”, disclose how costs will be allocated (we assume 'Portfolio' means shareholders bear that portion).

Response: We have revised this disclosure as requested to indicate that the Portfolio and New York Life Investments will equally share in the direct transaction costs associated with the Portfolio’s transition.

Comment 23: Under the section entitled “Expenses in Connection with the Repositioning”, provide an estimate of the potential indirect costs in connection with the Repositioning.

Response: We respectfully decline to make any changes in response to this comment. As these costs are indirect, we do not believe that they can be accurately estimated.

Comment 24: Under the section entitled “Tax Implications of the Repositioning”, state why shareholders would not recognize a gain or loss for federal income tax purposes.

Response: We have revised this disclosure as requested.

Comment 25: Under the section entitled “Board Recommendation” relating to Proposal 1, indicate that the Board unanimously recommends that shareholders of the Portfolio vote in favor of Proposal 1, if accurate.

Response: We have revised this disclosure as requested.

Comment 26: The disclosure under Proposal 2 relating to the Portfolio’s ability to rely on exemptive relief provided under the Order should be combined with disclosure later about the Carillon conditions and how it ties to getting shareholder approval.

Response: We have revised this disclosure as requested.

Comment 27: If shareholders vote in favor of Proposal 2 but against Proposal 1, would the Portfolio use its expanded abilities under Proposal 2 to implement the changes described in Proposal 1?

Response: If shareholders do not approve Proposal 1, New York Life Investments and the Board would consider other options that may be available to the Portfolio. If Proposal 2 is approved, New York Life Investments may consider, among other available options, appointing Wellington in reliance on the Order, subject to Board approval. In any such case, the Portfolio would inform shareholders with respect to the specific changes in subadvisor and investment strategies that would take place, if any.

Comment 28: Under the section entitled “What are the Terms of the Order”, explain the conditions of the Carillon order. Also explain why you are getting shareholder approval under the original manger-of-manager order despite the Carillion letter. Was that a condition?

Response:     We have revised this disclosure as requested. With respect to why shareholder approval under the original manager-of-managers order is being sought despite the Carillon Order, we note that reliance on the Carillon Order via the BNYM No-Action Letter inherently requires that the Portfolio have the ability to rely on the Order, which it cannot do until it obtains shareholder approval.

Comment 29: Under the section entitled “What are the Terms of the Order”, add reference to the Carillon order in the following statement:

By approving Proposal Two, shareholders are approving the operation by the Portfolio in a manager-of-managers structure under the Order and any other manager-of-managers structure as may be permitted now or in the future by applicable exemptive relief, law, rule or guidance from the SEC or its staff.

Response:     We have revised this disclosure as requested.

Comment 30: Explain the statement regarding reliance on future exemptive relief, law, rule or guidance from the SEC or its staff discussion in Comment 29. Is this permitted by order and no-action letter based on Carillon?

Response:     This statement is intended to provide the Portfolio with the flexibility to rely on no-action, interpretive or other guidance from the SEC and its Staff in connection with the Order. We are not aware of any prohibition from seeking shareholder approval for this type of flexibility in connection with manager-of-managers exemptive relief or in any other context.

Comment 31: Under the section entitled “Board Recommendation” relating to Proposal 2, indicate that the Board unanimously recommends that shareholders of the Portfolio vote in favor of Proposal 2, if accurate.

Response: We have revised this disclosure as requested.

Comment 32: Under the section entitled “Voting Information” please revise discussion regarding the treatment of broker non-votes. Broker non-votes cannot be counted for quorum purposes for solely non-routine matters. See NYSE rule 452.11. Approval of advisory agreements and approval of a manager-of-managers order are considered non-routine items.

Response: We have revised this disclosure as requested.

Comment 33: Under the section entitled “Other Information” please explain the legal basis for New York Life Investments causing any shares held by the Asset Allocation Portfolios to be voted in accordance with the recommendation of an independent service provider.

Response:     We respectfully decline to make any changes in response to this comment. We note that it is disclosed that New York Life Investments, as the Asset Allocation Portfolio’s investment manager, will vote the shares of the Asset Allocation Portfolios “pursuant to established policies and procedures, which may include causing the shares held by the Asset Allocation Portfolios to be voted in accordance with the recommendation of an independent service provider.” This approach is consistent with the proxy voting policy and procedures disclosed in the Portfolio’s SAI and the Investment Management Agreement with respect to the Portfolio.

Comment 34: Please note that preliminary proxy statement and card should be marked as “preliminary”.

Response: We acknowledge this comment. A final form of proxy card has been filed with the definitive proxy statement filing.

Comment 35: Include a form of subadvisory agreement in the filing of the definitive proxy statement.

Response: We acknowledge this comment. A form of subadvisory agreement has been filed with the definitive proxy statement filing.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter. In the undersigned’s absence, please contact Brian McGrady at 201-685-6411.

Sincerely,

/s/ Thomas C. Humbert Jr.
Thomas C. Humbert, Jr.
Assistant Secretary